December 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Cara Wirth

Re:	Cerberus Cyber Sentinel Corporation
Registration Statement on Form S-1 (333-261645)
Filed December 14, 2021

Ladies and Gentlemen:

Cerberus Cyber Sentinel Corporation (the “Company”) hereby requests that its request, made on December 14, 2021, for acceleration of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be withdrawn prior to effectiveness of the Registration Statement.

The Company requests that it be notified of the grant of the request for withdrawal by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041. Please direct any questions or comments regarding this request to David R. Earhart.

Sincerely,

Cerberus Cyber Sentinel Corporation

		By:	/s/ David G. Jemmett
David G. Jemmett
Chief Executive Officer

cc:	David R. Earhart
Gray Reed & McGraw LLP